Jennifer Sherman, President & Chief Executive Officer Ian Hudson, SVP, Chief Financial Officer Federal Signal Q3 2021 Earnings Call November 9, 2021

Safe Harbor This presentation contains unaudited financial information and various forward‐looking  statements as of the date hereof and we undertake no obligation to update these forward‐ looking statements regardless of new developments or otherwise. Statements in this  presentation that are not historical are forward‐looking statements. Such statements are subject  to various risks and uncertainties that could cause actual results to vary materially from those  stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of  the coronavirus pandemic and the associated government response, economic conditions in  various regions, product and price competition, supply chain disruptions, work stoppages,  availability and pricing of raw materials, risks associated with acquisitions such as integration of  operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate  changes, interest rate changes, increased legal expenses and litigation results, legal and  regulatory developments and other risks and uncertainties described in filings with the Securities  and Exchange Commission.  This presentation also contains references to certain non‐GAAP financial information.  Such items  are reconciled herein and in our earnings news release provided as of the date of this  presentation. 2

Q3 Highlights * 3* Comparisons versus Q3 of 2020, unless otherwise noted • Net sales of $298 M, up $19 M, or 7% • Operating income of $34.3 M, up $0.3 M, or 1% • Adjusted EBITDA of $47.4 M, up $1.5 M, or 3% • Adjusted EBITDA margin of 15.9%, compared to 16.4% • GAAP EPS of $0.47, up $0.06, or 15% • Adjusted EPS of $0.48, up $0.06, or 14% • $0.05 of the year‐over‐year improvement in GAAP and Adjusted  EPS due to recognition of more discrete tax benefits in Q3 this year • Orders of $350 M, up $85 M, or 32% • Record backlog of $487 M, up $167 M, or 52% • Backlog up $183 M, or 60%, vs. Q4 2020

4 Group and Corporate Results $ millions, except % Q3 2021 Q3 2020 % Change ESG Orders 292.1 220.0 33% Sales 249.1 231.0 8% Operating income 30.8 33.0 -7% Operating margin 12.4% 14.3% Adjusted EBITDA 42.7 43.9 -3% Adjusted EBITDA margin 17.1% 19.0% SSG Orders 58.3 45.8 27% Sales 49.2 48.8 1% Operating income 7.6 7.4 3% Operating margin 15.4% 15.2% Adjusted EBITDA 8.5 8.2 4% Adjusted EBITDA margin 17.3% 16.8% Corporate expenses 4.1 6.4 -36% Consolidated Orders 350.4 265.8 32% Sales 298.3 279.8 7% Operating income 34.3 34.0 1% Operating margin 11.5% 12.2% Adjusted EBITDA 47.4 45.9 3% Adjusted EBITDA margin 15.9% 16.4%

Consolidated Statement of Operations 5 $ millions, except % and per share Q3 2021 Q3 2020 $ Change % Change Net sales 298.3$ 279.8$ 18.5$ 7% Gross profit 70.9 72.6 (1.7) -2% SEG&A expenses 36.2 38.4 (2.2) -6% Acquisition and integration related expenses 0.4 0.2 0.2 100% Operating income 34.3 34.0 0.3 1% Interest expense 1.1 1.2 (0.1) -8% Other income, net (0.3) (0.1) (0.2) 200% Income tax expense 4.3 7.6 (3.3) -43% Net income 29.2 25.3 3.9 15% Diluted EPS 0.47$ 0.41$ 0.06$ 15% Diluted adjusted EPS 0.48$ 0.42$ 0.06$ 14% Gross Margin 23.8% 25.9% SEG&A expenses as a % of net sales 12.1% 13.7% Effective tax rate 12.8% 23.1%

Adjusted Earnings per Share

($ in millions)	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Net income, as reported	$ 29.2	$ 25.3	$ 81.1	$ 70.1
Add:				
Income tax expense	4.3	7.6	17.3	20.9
Income before income taxes	33.5	32.9	98.4	91.0
Add:				
Acquisition and integration-related expenses	0.4	0.2	0.9	0.8
Pension-related charges (1)	-	-	0.3	2.5
Restructuring	-	-	-	1.3
Coronavirus-related expenses (2)	-	0.4	1.2	2.2
Purchase accounting effects (3)	0.1	0.2	0.5	0.5
Adjusted income before income taxes	34.0	33.7	101.3	98.3
Adjusted income tax expense (4)	(4.3)	(7.8)	(17.8)	(22.5)
Adjusted net income	**$ 29.7**	**$ 25.9**	**$ 83.5**	**$ 75.8**
Diluted EPS, as reported	$ 0.47	$ 0.41	$ 1.31	$ 1.14
Adjusted diluted EPS	**$ 0.48**	**$ 0.42**	**$ 1.35**	**$ 1.23**

(1) Pension-related charges in the three and nine months ended September 30, 2021 and 2020 relate to charges incurred in connection with multi-employer pension plan withdrawals. Such charges are included as a component of Other (income) expense, net on the Condensed Consolidated Statement of Operations.

(2) Coronavirus-related expenses in the three and nine months ended September 30, 2021 and 2020 include direct expenses incurred as a result of the coronavirus pandemic, that are incremental to, and separable from, normal operations. These expenses primarily related to the Company's employee wellness initiatives, including incremental paid time off and reimbursement for certain coronavirus-related expenses.

(3) Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three and nine months ended September 30, 2021 and 2020, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.

(4) Adjusted income tax expense for the three and nine months ended September 30, 2021 and 2020 was recomputed after excluding the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.

FEDERAL SIGNAL

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7 Financial Strength and Flexibility * * Dollar amounts as of, or for the quarter ending 9/30/2021 ** Net debt is a non‐GAAP measure and is computed as total debt of $252.4 M, less total cash and cash equivalents of $88.0 M  Strong capital  structure • Cash and cash equivalents of ~$88 M  • Net debt of ~$164 M ** • In July 2019, we executed a five‐year, $500 M revolving credit facility,  with flexibility to increase by additional $250 M for acquisitions • No debt maturities until July 2024 • Net debt leverage remains low • Compliant with all covenants with significant headroom Healthy cash flow  and access to cash  facilitate organic  growth  investment, M&A  and cash returns  to stockholders • Generated ~$16 M of cash from operations in Q3 this year, up 8% vs. Q3  last year; brings year‐to‐date operating cash generation to ~$55 M • ~$240 M of availability under revolving credit facility • Anticipating full year cap ex of $20 M ‐ $25 M, including investments in  our plants to add capacity and gain efficiencies through automation  • Completed acquisition of Ground Force Worldwide on October 4, 2021  for initial purchase price of $43 M • Executed agreement to acquire substantially all assets and operations of  Deist Industries, Inc. on November 9, 2021 • Paid $5.5 M for dividends, reflecting dividend of $0.09 per share;  recently declared similar dividend for Q4 2021 • $3.2 M of share repurchases in Q3 2021; ~$87 M of repurchase  authorization remaining under current programs (~3% of market cap)

CEO Remarks – Q3 Performance 8 • Meaningful improvement in net sales and earnings during Q3 • However, delays in chassis deliveries and other parts  shortages estimated to have adversely impacted Q3 sales by  ~$30 M  • Despite this impact, Q3 adjusted EBITDA margin towards high  end of target range • Continuing to realize benefits from diversification of revenue  streams and end markets in recent years  Q3 aftermarket revenues up $11 M, or 18%, year‐over‐ year, representing ~30% of ESG’s revenues • Higher rental utilization and improved used equipment/stock  unit sales helped to partially mitigate impact of increases in  commodity costs and freight charges in Q3

CEO Remarks – Market Conditions 9 • Outstanding Q3 orders of $350 M, up $85 M, or 32%  vs. last year; contributing to another record backlog • Seeing signs that first tranche of stimulus money is  flowing to municipal customers • U.S. municipal orders up 50% in both Q3 and YTD  2021  YTD street sweeper orders up $46 M, or 84% vs. last year  YTD sewer cleaner orders up $45 M, or 64% vs. last year  • U.S. industrial orders also up 50% vs. last year  YTD orders for safe digging trucks and industrial vacuum  loaders collectively up $45 M, or 87%, vs. last year

10 Acquisition of Ground Force Worldwide

Parts Interchangeable  Truck Bodies 11 Agreement to Acquire Deist Industries, Inc. Mini Roll‐Off  Containers (Drop Boxes) Front/Rear  Loading ContainersRoll‐Off Containers Cable Hoist Systems

2021 Outlook

Adjusted EPS* outlook range of $1.68 to $1.78

Key Full-Year Assumptions

- Revenue growth
- Depreciation and amortization expense of ~$50 M
- Capital expenditures of $20 M to $25 M
- Interest rate of 2-3%
- Effective income tax rate of ~18%, including estimated discrete tax benefits
- ~62 M weighted average shares outstanding
- Assumes no significant delays in our receipt of chassis or COVID-related disruption

*Adjusted earnings per share ("EPS") is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. When reporting adjusted EPS in 2021, we have made, and would expect to continue to make, certain adjustments to exclude the impact of acquisition and integration-related expenses, pension-related charges, coronavirus-related expenses and purchase accounting effects, where applicable. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL

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Looking Ahead 13 • Economic stimulus and infrastructure legislation expected to be catalysts for growth,  benefiting most of our product offerings • Recent capacity expansions position us well to respond once supply chains improve • Diversification of revenue streams and end markets over last several years has  enabled us to adjust as needed to changing/challenging market conditions  • Consistent EBITDA margin performance within our target ranges highlight resiliency  of our businesses • Strong financial position, with low leverage, supporting additional M&A; current  pipeline remains active  • Continued investment in new product development, with momentum on  electrification initiatives • Ongoing commitment to Environmental, Social and Governance provides  differentiation in hiring and retaining skilled employees at most locations  Recently‐issued Sustainability Report highlights many of our accomplishments  ~20 hourly job openings out of ~1,000 at our 3 largest U.S. facilities  Improving vaccination rates across organization, but still experiencing some  COVID‐related disruption at certain facilities

Federal Signal Q3 2021 Earnings Call 14 Q&A November 9, 2021 Jennifer Sherman, President & Chief Executive Officer Ian Hudson, SVP, Chief Financial Officer

Investor Information Stock Ticker ‐ NYSE:FSS Company website:  federalsignal.com/investors HEADQUARTERS 1415 West 22nd Street, Suite 1100 Oak Brook, IL 60523 INVESTOR RELATIONS 630‐954‐2000 Ian Hudson SVP, Chief Financial Officer IHudson@federalsignal.com 15

Federal Signal Q3 2021 Earnings Call 16 Appendix

Consolidated Adjusted EBITDA 17 $ millions, except % Q3 2021 Q3 2020 Net income 29.2$ 25.3$ Add: Interest expense 1.1 1.2 Acquisition and integration-related expenses 0.4 0.2 Coronavirus-related expenses - 0.4 Purchase accounting effects * - 0.1 Other income, net (0.3) (0.1) Income tax expense 4.3 7.6 Depreciation and amortization 12.7 11.2 Consolidated adjusted EBITDA 47.4$ 45.9$ Net Sales 298.3$ 279.8$ Consolidated adjusted EBITDA margin 15.9% 16.4% * Excludes purchase accounting expense effects included within depreciation and amortization of $0.1 million and $0.1 million for the three months ended September 30, 2021 and 2020, respectively

Segment Adjusted EBITDA 18 ESG $ millions, except % Q3 2021 Q3 2020 Operating Income 30.8$ 33.0$ Add: Acquisition and integration-related expenses 0.1 0.1 Coronavirus-related expenses - 0.3 Purchase accounting effects * - 0.1 Depreciation and amortization 11.8 10.4 Adjusted EBITDA 42.7$ 43.9$ Net Sales 249.1$ 231.0$ Adjusted EBITDA margin 17.1% 19.0% SSG $ millions, except % Q3 2021 Q3 2020 Operating Income 7.6$ 7.4$ Add: Depreciation and amortization 0.9 0.8 Adjusted EBITDA 8.5$ 8.2$ Net Sales 49.2$ 48.8$ Adjusted EBITDA margin 17.3% 16.8% * Excludes purchase accounting expense effects included within depreciation and amortization o f $0.1 million and $0.1 million for the three months ended September 30, 2021 and 2020, respectively

Non‐GAAP Measures • Adjusted net income and earnings per share (“EPS”) ‐ The Company believes that modifying its 2021 and 2020 net  income and diluted EPS provides additional measures which are representative of the Company’s underlying  performance and improves the comparability of results between reporting periods. During the three and nine  months ended September 30, 2021 and 2020, adjustments were made to reported GAAP net income and diluted  EPS to exclude the impact of acquisition and integration‐related expenses, pension‐related charges, restructuring  activity, coronavirus‐related expenses and purchase accounting effects, where applicable.  • Adjusted EBITDA and adjusted EBITDA margin ‐ The Company uses adjusted EBITDA and the ratio of adjusted  EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional  measures which are representative of its underlying performance and to improve the comparability of results  across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these  reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and  segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.  Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin. • Consolidated adjusted EBITDA is a non‐GAAP measure that represents the total of net income, interest expense,  acquisition and integration‐related expenses, restructuring activity, coronavirus‐related expenses, purchase  accounting effects, other income/expense, income tax expense, and depreciation and amortization expense.  Consolidated adjusted EBITDA margin is a non‐GAAP measure that represents the total of net income, interest  expense, acquisition and integration‐related expenses, restructuring activity, coronavirus‐related expenses,  purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization  expense divided by net sales for the applicable period(s).  • Segment adjusted EBITDA is a non‐GAAP measure that represents the total of segment operating income,  acquisition and integration‐related expenses, restructuring activity, coronavirus‐related expenses, purchase  accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is  a non‐GAAP measure that represents the total of segment operating income, acquisition and integration‐related  expenses, restructuring activity, coronavirus‐related expenses, purchase accounting effects and depreciation and  amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income  includes all revenues, costs and expenses directly related to the segment involved. In determining segment  income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense  relates to those assets, both tangible and intangible, that are utilized by the respective segment.  19